Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2023, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this analysis may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures and ability to continue as a going concern;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with business partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits therefrom;

●	our ability to launch and penetrate markets in new locations and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our ability to implement on-line distribution channels and to generate sales from such channels;
●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	our ability to continue to comply with the minimum bid requirements of Nasdaq;

●	our possible initial public offering of NetNut Ltd., or NetNut;
●	the impact of potential litigation; and
●	acceptance of our business model by investors.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Alarum”, the “Company”, “we”, “us” or “our” are to Alarum Technologies Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2023 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2022 and notes thereto filed with the SEC as part of our Annual Report.

Overview

Alarum is a global provider of internet access solutions to consumers and enterprises.

We currently operate in two main segments. These segments include the enterprise internet access solutions and the consumer internet access solutions.

The enterprise internet access solutions are provided through our wholly-owned subsidiary NetNut and enable customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. The consumer internet access solutions are provided through our wholly-owned subsidiary CyberKick Ltd., or CyberKick, and provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers.

Over the years, we have experienced a sharp growth in revenue generation and remained steadfast in our pursuit of profitability and business expansion. Recently, we recognized that the consumer internet access market has become less lucrative, characterized by diminished return on investment. In addition, a purchase pause by the largest customer of CyberKick, along with the above-mentioned factors supported a decision to focus on revenue that yield high return on investment and profitability. As a result, we are scaling down our operations in the consumer internet access segment, with material expenses and headcount reductions, in order to right-size accordingly.

We will focus on this segment only on its current paying customers which require minor costs to maintain and generate revenues from. These transition measures taken by management will not impact our existing customers, and we remain committed to providing uninterrupted service and support.

Concurrently, we anticipate continued growth in our enterprise internet access segment, that is expected to result in transition of our operations to profitability and to generate increased positive cashflow. We are in the preliminary stages of considering an initial public offering for NetNut. We are currently undertaking preparations to support this process and are reviewing our options regarding timing. If and how to proceed will depend on many considerations, including market conditions and other relevant aspects and further communications will be conducted in accordance with applicable regulations.

Our Business Model

We generate primarily Software as a Service (“SaaS”) revenues and advertising services revenues.

The SaaS revenues are generated when customers are subscribing to our enterprise and consumer internet access platforms and paying for the packages they choose. The packages are usually for the earlier of a month to a year or maximum bandwidth usage in the enterprise internet access segment, and for a month or a year in the consumers internet access segment. Our revenue is recognized on a straight-line basis over the package period.

We generate revenues in the consumer access arena also from providing advertising services to enterprise customers, using marketing tools on various sites in order to persuade the user to acquire the enterprise customers’ privacy products. Revenue is recognized at the point in time when a user purchased an application or software of a customer. In July 2023, the advertising services were suspended as part of a scale down in operations in the consumer internet access segment. We may resume the generation of these services in the future.

Results of Operations

The following discussion of our results of operations for the six months ended June 30, 2023 and 2022, included in the following table, which presents selected financial information data, is based upon our consolidated statements of profit or loss contained in our unaudited condensed consolidated financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Consolidated Statements of Profit or Loss
Revenues	12,664	8,798
Cost of revenues	4,390	4,065
Gross profit	8,274	4,733
Research and development expenses	1,948	2,283
Selling and marketing expenses	6,472	5,658
General and administrative expenses	2,286	4,249
Impairment of goodwill	6,311	569
Total operating expenses	17,017	12,759
Operating loss	8,743	8,026
Financial expense (income), net	(116)	10
Loss before taxes on income	8,627	8,036
Tax benefit	238	151
Net loss for the period	8,389	7,885

Key Business Metric

We monitor the key business metrics set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our non-IFRS key business metrics are EBITDA and Adjusted EBITDA.

EBITDA or EBITDA loss. This is a non-IFRS financial measure that we define as a net loss before depreciation, amortization and impairment of intangible assets, interest and tax.

Adjusted EBITDA or Adjusted EBITDA loss. This is a non-IFRS financial measure that we define as EBITDA or EBITDA loss, as further adjusted to remove the impact of (i) impairment of goodwill (if any); (ii) share-based compensation; (iii) contingent consideration measurement (if any); and (iv) issuance costs in connection with our securities offerings (if any).

Due to accounting standards, we are required to record non-cash expenses and non-core expenses, which have a material effect on our profitability. We believe that these non-IFRS financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of financial instruments that can impact a company’s non-cash expenses, and because they exclude non-core cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. By excluding non-cash items that have been expensed in accordance with IFRS, we believe that the Company’s non-IFRS results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of ongoing operations on a consistent basis from period to period. Our management also uses both IFRS and non-IFRS information in evaluating and operating our business internally.

The following table shows the reconciled effect of the non-cash expenses/income on our net loss for the six months ended June 30, 2023 and 2022:

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Net loss for the period	(8,389)	(7,885)
Adjustments:
Depreciation, amortization and impairment of intangible assets	3,002	878
Finance expense (income), net	(116)	10
Tax benefit	(238)	(151)
EBITDA loss	(5,741)	(7,148)
Adjustments:
Share-based compensation	599	1,014
Impairment of goodwill	6,311	569
Adjusted EBITDA (Adjusted EBITDA loss)	1,169	(5,565)

Comparison of the six months ended June 30, 2023 to the six months ended June 30, 2022

Revenues

The following table summarizes our revenues by type for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Revenues by type:
Software as a Service	9,983	5,253
Advertising services	2,681	3,404
Software licenses	-	28
Software support services	-	113
Total revenues	12,664	8,798

Revenues for the six months ended June 30, 2023, totaled $12.7 million, compared to $8.8 million generated in the six months ended June 30, 2022. The increase in revenues is mainly due to an increase in SaaS revenues in the enterprise internet access segment generated by NetNut, which more than doubled its revenues from $3.7 million to $8.4 million due to more customer and higher transactions volumes. This increase was partially offset by a decrease of $0.7 million in the advertising revenues and the cessation of software licenses and support services revenues.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Traffic acquisition costs	1,080	1,659
Internet protocol addresses costs	1,031	742
Networks and servers	1,052	281
Depreciation, amortization and impairment of intangible assets	572	580
Clearing fees	454	532
Payroll and related expenses and share-based payment	191	257
Other	10	14
Total cost of revenues	4,390	4,065
Gross profit	8,274	4,733
Gross profit %	65%	54%

Cost of revenues for the six months ended June 30, 2023, totaled $4.4 million, compared to $4.1 million in the six months ended June 30, 2022. The increase is primarily attributed to an increase of $1.06 million in the core enterprise internet access segment costs of addresses and networks and servers, partially offset by a $0.58 million decrease in the traffic acquisition costs in the consumer internet access business.

As a result of a higher increase in revenues compared to cost of revenues, gross profit for the six months ended June 30, 2023, totaled $8.3 million, compared to $4.7 million in the six months ended June 30, 2022, representing an increase of 76%.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Payroll and related expenses and share-based payment	1,716	1,464
Subcontractors	31	581
Other	201	238
Total research and development expenses	1,948	2,283

Research and development expenses for the six months ended June 30, 2023, totaled $1.95 million, compared to $2.3 million for the six months ended June 30, 2022. $0.55 million of the decrease is attributed to lower subcontractors’ costs of certain outsourced development projects in 2022, partially offset by $0.25 million higher payroll costs due to increased number of employees, mainly in the enterprise internet access segment.

Selling and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Media costs	1,424	2,723
Payroll and related expenses and share-based payment	1,996	2,024
Marketing	288	301
Professional fees	69	70
Depreciation, amortization and impairment of intangible assets	2,449	326
Other	246	214
Total selling and marketing expenses	6,472	5,658

Sales and marketing expenses for the six months ended June 30, 2023, totaled $6.5 million, compared to $5.7 million in the six months ended June 30, 2022. The increase resulted from intangible asset impairment loss of $2.2 million in connection with CyberKick, partially offset by $1.3 million decrease in media costs in this segment.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Professional fees	1,117	2,917
Payroll and related expenses and share-based payment	951	1,114
Other	218	218
Total general and administration expenses	2,286	4,249

General and administrative expenses for the six months ended June 30, 2023, totaled $2.3 million, compared to $4.2 million in the six months ended June 30, 2022. The decrease is primarily due to a $2.3 reduction in legal fees spent in 2022, in connection with resolved patent proceedings in May 2022, which was partially offset by other professional fees. Also, payroll costs were $0.16 million lower due to lower share-based payment.

Impairment of Goodwill

We recorded goodwill impairment loss of $6.3 million in the six months ended June 30, 2023, because of a decrease in the forecasted operating results of the CyberKick cash-generating-unit as further described above, compared to $0.6 million in the six months ended June 30, 2022, as a result of a decrease in the forecasted operating results of the NetNut Networks LLC cash-generating-unit.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2023, totaled $8.7 million, compared to $8.0 million in the six months ended June 30, 2022.

Financial income (expenses), net

Financial income, net for the six months ended June 30, 2023, totaled $0.1 million, compared to financial expense, net of $0.01 million in the six months ended June 30, 2022. The switch to financial income is primarily due to a modification of the estimated cash flow projections payable under the O.R.B agreement, which resulted in a finance income, net of $0.25 million, partially offset by interest expense of $0.15 million stemming from a short-term bank loan.

Tax benefit

Tax benefit for the six months ended June 30, 2023, totaled $0.2 million, compared to $0.15 million in the six months ended June 30, 2022. The increase is due to a decrease in deferred taxes liabilities related to intangible assets that have been impaired.

Net Loss for the Period

As a result of the foregoing, our net loss for the six months ended June 30, 2023, totaled $8.4 million, compared to $7.9 million in the six months ended June 30, 2022.

Liquidity and Capital Resources

Overview

As of August 17, 2023, our cash and cash equivalents of approximately $3.7 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. The above balance is after $1.6 million loan repayment to United Mizrahi-Tefahot Bank, or Mizrahi Bank, as further detailed below.

We expect that our current resources may be sufficient to meet our anticipated cash needs for the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and the pursuing for strategic opportunities, including, but not limited to, strategic acquisitions. If we are unable to raise additional capital when desired or can’t generate profit from operating activities, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2023	2022
Net cash used in operating activities	(141)	(4,927)

Net cash provided by investing activities	-	5,037

Net cash provided by financing activities	684	167

Net increase in cash and cash equivalents	543	277

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities totaled $0.1 million, consisting of net loss of approximately $8.4 million, adjusted by non-cash charges of $9.9 million and net cash outflows from the change in net operating assets and liabilities of $1.6 million. The non-cash charges were primarily comprised of goodwill and intangibles impairment of $8.8 million, depreciation and amortization of $0.6 million and share-based payment of $0.6 million. The net cash outflows from the change in net operating assets and liabilities were primarily comprised of a decrease in trade payables and trade receivables of $1.2 million and $0.5 million, respectively. The sharp reduction in the cash used for operating activities is primarily attributed to the adjusted operating profit of $2.2 million generated by our enterprise internet access segment, adjusted operating profit of $0.1 million generated by our consumer internet access segment and adjusted operating loss of $0 generated by our enterprise cybersecurity segment, compared to adjusted operating loss of $2.4 million, $1.7 million and $0.7 million in the equivalent period in 2022, respectively.

Investing Activities

During the six months ended June 30, 2023, net cash provided by investing activities totaled $0 million, compared to $5.0 million during the six months ended June 30, 2022, primarily due to sales of short-term investments in this period in 2022.

Financing Activities

During the six months ended June 30, 2023, net cash provided by financing activities totaled $0.7 million, mainly due funds received from our at-the-market offering of $0.5 million, net of issuance costs.

During the six months ended June 30, 2022, net cash provided by financing activities totaled $0.2 million, primarily attributed to funds received from short-term bank loans, in the amount of $0.4 million, partially offset by lease payments.

Net decrease in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents increased by $0.5 million during the six months ended June 30, 2023, compared to an increase of $0.3 million during the six months ended June 30, 2022.

Loans

We had drawn a $1.6 million short-term bank loan from our $2 million one-year credit line which was secured from Mizrahi Bank on May 25, 2022. Amounts drawn under the credit line bore interest at the Secured Overnight Financing Rate plus 5.5% per annum, and were payable quarterly for the actual withdrawn balance. The credit line offered three times multiple on eligible revenues, was secured against all of the assets of CyberKick, was guaranteed by us and included a refundable deposit by us of $500,000. On April 13, 2023, the line of credit agreement was extended until March 31, 2024, under the same terms. On August 9, 2023, the entire loan balance was repaid.

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., as further amended, of up to $4,000,000 to support the further growth of our consumer access solutions. We repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer access solutions acquired with each funding installment. Each such funding installment is repaid within two years and if the repayments do not cover 100% of the installments, then we will complete the remaining balances in cash or shares, at our sole discretion. Once the investment amount has been repaid in full, we and O.R.B. shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by us. On July 4, 2023, we notified O.R.B. that we will not exercise our option to withdraw the remaining funding.

As of August 17, 2023, we received aggregate funding of $2.55 million and repaid to O.R.B. an amount of $1 million from the sales that were generated as a result of the funding.

ATM Sales Agreement

In November 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with ThinkEquity LLC, or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent ADSs, for an aggregate offering price of up to $5 million. The ADSs will be offered and sold pursuant to our shelf Registration Statement on Form F-3 (File No. 333-253983), or the F-3, which became effective on March 15, 2021, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022. In that regard, we registered up to $100,000,000 of the ADSs on such registration statement. Upon termination of the Sales Agreement, any portion of the $5 million included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no ADSs are sold under the Sales Agreement, the full $5 million of securities may be sold in other offerings pursuant to the F-3. As of August 17, 2023, we have sold 238,246 ADSs pursuant to the Sales Agreement for aggregate gross proceeds of $0.8 million.

Current Outlook

Until December 31, 2022, we financed our operations primarily through proceeds from sales of our equity securities, and recently also from long- and short-term loans. We have incurred losses and generated negative cash flows from operations since our inception. During the six months period ended June 30, 2023, we financed our operations mainly from cash generated from operating activities.

As of August 17, 2023, our cash and cash equivalents were approximately $3.7 million. We expect that our current resources may be sufficient to meet our anticipated cash needs for the next twelve months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	costs of future potential acquisitions.

As noted above, we are also in the preliminary stages of considering an initial public offering for NetNut. There are no assurances that we will be successful in obtaining the level of financing needed for our operations, either from our own operations, from equity financing or from an offering of NetNut securities.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.